                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                     FORM 11-K


(Mark One)

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 1997

                                         OR

              [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from      to

                           Commission File Number 1-8519

                             --------------------------

                               MATRIXX MARKETING INC.
                             PROFIT SHARING/401(k) PLAN

                                CINCINNATI BELL INC.
                               201 East Fourth Street
                              Cincinnati, Ohio  45202

                                        INDEX


                                                                                     PAGES

Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . . . . . . . 1


Financial Statements:
     Statement of Net Assets Available for Plan Benefits as of December 31, 1997 . . . . 2
     Statement of Net Assets Available for Plan Benefits as of December 31, 1996 . . . . 3
     Statement of Changes in Net Assets Available for Plan Benefits
          for the Year Ended December 31, 1996 . . . . . . . . . . . . . . . . . . . . . 4
          Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . 5-8

Schedules:
     Item 27(a) -- Schedule of Assets Held for Investment Purposes as of
          December 31, 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     Item 27(d) -- Schedule of Reportable Transactions for the Year
          Ended December 31, 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . .10

          Other Schedules Are Omitted Because the Information Required is
                        Contained in the Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Committee of the
MATRIXX Marketing Inc.
Profit Sharing/401(k) Plan


We have audited the accompanying statements of net assets available for benefits of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Schedule of Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.


Cincinnati, Ohio
June 12, 1998

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997



                                                                                  Inter-         U.S.
                                                  Cincinnati         Stable     national     Treasury
                                                   Bell Inc.          Value        Stock        Money     G.N.M.A.        Income
ASSETS                                           Shares Fund           Fund         Fund         Fund         Fund          Fund
                                               -------------   ------------   ----------   ----------   ----------  ------------
Investments, at fair value
   (cost of $20,061,530) :
   Cincinnati Bell Inc. shares                 $  12,046,002
   Mutual funds                                                $  1,725,749   $  651,038   $  983,519   $  160,156  $  5,700,502
   Participant loans receivable
                                               -------------   ------------   ----------   ----------   ----------  ------------

     Total investments                            12,046,002      1,725,749      651,038      983,519      160,156     5,700,502

     Total assets                                 12,046,002      1,725,749      651,038      983,519      160,156     5,700,502
                                               -------------   ------------   ----------   ----------   ----------  ------------

Net assets available for benefits              $  12,046,002   $  1,725,749   $  651,038   $  983,519   $  160,156  $  5,700,502
                                               -------------   ------------   ----------   ----------   ----------  ------------
                                               -------------   ------------   ----------   ----------   ----------  ------------


                                                  Capital
                                                   Equity       Apprec-      Spectrum
                                                   iation        Income        Growth         Loans
ASSETS                                               Fund          Fund          Fund          Fund    Other Funds          Total
                                               ----------  ------------  ------------  ------------   ------------  -------------
Investments, at fair value
   (cost of $20,061,530) :
   Cincinnati Bell Inc. shares                                                                                      $  12,046,002
   Mutual funds                                $  638,956  $  1,219,577  $  2,339,911                 $  1,851,252     15,270,660
   Participant loans receivable                                                        $  1,129,649                     1,129,649
                                               ----------  ------------  ------------  ------------   ------------  -------------

     Total investments                            638,956     1,219,577     2,339,911     1,129,649      1,851,252     28,446,311

     Total assets                                 638,956     1,219,577     2,339,911     1,129,649      1,851,252     28,446,311
                                               ----------  ------------  ------------  ------------   ------------  -------------

Net assets available for benefits              $  638,956  $  1,219,577  $  2,339,911  $  1,129,649   $  1,851,252  $  28,446,311
                                               ----------  ------------  ------------  ------------   ------------  -------------
                                               ----------  ------------  ------------  ------------   ------------  -------------


The accompanying notes are an integral part of the financial statements.

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996


                                                                                   Inter-        U.S.
                                                   Cincinnati         Stable     national    Treasury
                                                    Bell Inc.          Value        Stock       Money     G.N.M.A.         Income
ASSETS                                            Shares Fund           Fund         Fund        Fund         Fund           Fund
                                                -------------   ------------   ----------  ----------   ----------   ------------
Investments, at fair value
   (cost of $16,446,822) :
   Cincinnati Bell Inc. shares                    $10,710,125
   Mutual funds                                                   $1,799,308     $504,052  $1,540,432     $169,991     $3,438,120
   Participant loans receivable
                                                -------------   ------------   ----------  ----------   ----------   ------------

     Total investments                             10,710,125      1,799,308      504,052   1,540,432      169,991      3,438,120

Employer contribution receivable                    2,061,161

     Total assets                                  12,771,286      1,799,308      504,052   1,540,432      169,991      3,438,120
                                                -------------   ------------   ----------  ----------   ----------   ------------

Net assets available for benefits                 $12,771,286     $1,799,308     $504,052  $1,540,432     $169,991     $3,438,120
                                                -------------   ------------   ----------  ----------   ----------   ------------
                                                -------------   ------------   ----------  ----------   ----------   ------------


                                                  Capital
                                                   Equity       Apprec-      Spectrum
                                                   iation        Income        Growth         Loans
ASSETS                                               Fund          Fund          Fund          Fund    Other Funds          Total
                                               ----------  ------------  ------------  ------------   ------------  -------------
Investments, at fair value
   (cost of $16,446,822) :
   Cincinnati Bell Inc. shares                                                                                        $10,710,125
   Mutual funds                                  $406,803    $1,121,832    $1,907,282                   $1,417,966     12,305,786
   Participant loans receivable                                                            $931,372                       931,372
                                               ----------  ------------  ------------  ------------   ------------  -------------

     Total investments                            406,803     1,121,832     1,907,282       931,372      1,417,966     23,947,283

Employer contribution receivable                                                                                        2,061,161

     Total assets                                 406,803     1,121,832     1,907,282       931,372      1,417,966     26,008,444
                                               ----------  ------------  ------------  ------------   ------------  -------------

Net assets available for benefits                $406,803    $1,121,832    $1,907,282      $931,372     $1,417,966    $26,008,444
                                               ----------  ------------  ------------  ------------   ------------  -------------
                                               ----------  ------------  ------------  ------------   ------------  -------------


The accompanying notes are an integral part of the financial statements.

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                              Inter-          U.S.
                                             Cincinnati         Stable      national      Treasury
                                              Bell Inc.          Value         Stock         Money      G.N.M.A.         Income
ASSETS                                      Shares Fund           Fund          Fund          Fund          Fund           Fund
                                          -------------   ------------    ----------    ----------    ----------   ------------
Net assets available for benefits
   at beginning of year                     $12,771,286     $1,799,308      $504,052    $1,540,432      $169,991     $3,438,120

Additions:
   Employer contributions                       647,735        647,735
   Participant contributions                    347,142        200,743       212,817        67,043     1,607,925        203,264
   Dividend and other income                    150,812        107,059        34,696        40,480        11,521        537,550
   Net transfer from affiliated
     plans                                       18,631         73,287         9,587        12,461        20,842         12,632
   Net appreciation (depreciation)
     In fair value of investments               162,856        (23,267)        3,747       531,905           702         46,825
                                          -------------   ------------    ----------    ----------    ----------   ------------

     Total additions                          1,327,176        381,089       233,833       119,984        15,268      2,698,222

Deductions:
   Distributions to participants              2,062,685        229,425        85,317       659,597        24,659        460,257
                                          -------------   ------------    ----------    ----------    ----------   ------------

     Total deductions                         2,062,685        229,425        85,317       659,597        24,659        460,257
                                          -------------   ------------    ----------    ----------    ----------   ------------

     Fund transfers                              10,225       (225,223)       (1,530)      (17,300)         (444)        24,417

Net increase (decrease)                        (725,284)       (73,559)      146,986      (556,913)       (9,835)     2,262,382
                                          -------------   ------------    ----------    ----------    ----------   ------------

Net assets available for
   benefits at end of year                  $12,046,002     $1,725,749      $651,038      $983,519      $160,156     $5,700,502
                                          -------------   ------------    ----------    ----------    ----------   ------------
                                          -------------   ------------    ----------    ----------    ----------   ------------


                                             Capital
                                              Equity        Apprec-       Spectrum
                                              iation         Income         Growth          Loans
ASSETS                                          Fund           Fund           Fund           Fund    Other Funds          Total
                                          ----------   ------------   ------------   ------------   ------------  -------------
Net assets available for benefits
   at beginning of year                     $406,803     $1,121,832     $1,907,282       $931,372     $1,417,966    $26,008,444

Additions:
   Employer contributions
   Participant contributions                 175,435        334,509        308,474      3,457,352
   Dividend and other income                  79,531         87,834        237,488         80,032         30,609      1,397,612
   Net transfer from affiliated
     plans                                     1,316          3,521         37,419        189,696
   Net appreciation (depreciation)
     In fair value of investments            101,820        235,533      1,060,121
                                          ----------   ------------   ------------   ------------   ------------  -------------

     Total additions                         296,129        311,410        677,338         80,032        612,035      6,752,516

Deductions:
   Distributions to participants              51,722        132,772        228,898        189,547        189,770      4,314,649
                                          ----------   ------------   ------------   ------------   ------------  -------------

     Total deductions                         51,722        132,772        228,898        189,547        189,770      4,314,649
                                          ----------   ------------   ------------   ------------   ------------  -------------

     Fund transfers                          (12,254)       (80,893)       (15,811)       307,792         11,021              0

Net increase (decrease)                      232,153         97,745        432,629        198,277        433,286      2,437,867
                                          ----------   ------------   ------------   ------------   ------------  -------------

Net assets available for
   benefits at end of year                  $638,956     $1,219,577     $2,339,911     $1,129,649     $1,851,252    $28,446,311
                                          ----------   ------------   ------------   ------------   ------------  -------------
                                          ----------   ------------   ------------   ------------   ------------  -------------



The accompanying notes are an integral part of the financial statements.

MATRIXX Marketing Inc.
NOTES TO FINANCIAL STATEMENTS


1.   Plan Description

     The following is a description of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Reference is made to the plan document and the related Trust Agreement for complete information.

     a. GENERAL: The Plan is a defined contribution plan covering substantially all domestic employees of MATRIXX Marketing Inc. (the "Company"), a wholly-owned subsidiary of Cincinnati Bell Inc. ("CBI"). The Plan is administered by a Committee (the "Plan Committee") appointed in accordance with the provisions of the Plan. The trustee to the Plan is T. Rowe Price Trust Company. Administrative expenses are paid by the Company.

     b. CONTRIBUTIONS AND PARTICIPANT LOANS: Participating employees may defer, pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), a percentage of pre-tax compensation, subject to certain limitations. Contributions made by participants in excess of allowable percentages are refunded to participants. The contributions are invested by the Trustee, as directed by each participant, in one or more investment funds. Periodically, participants may change their investment option. Participants are permitted to borrow against their pre-tax contribution accounts. The maximum loan amount available is fifty percent of the vested account balance; provided, however, that the total amount borrowed at any time may not exceed $50,000. Participant loans bear interest at the prime lending rate at the time the loan is made and generally must be repaid within five years.

          The Company makes discretionary "profit sharing" contributions which are allocated among participant accounts in the proportion that each participant's compensation bears to all participants' compensation. The Company also makes monthly "matching" contributions of the lesser of 25% of the before-tax contributions of the participants or 1.5% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. Participants hired after 1993 vest 100% after 5 years of service. Participants hired prior to 1994 vest in employer contributions as follows:


     YEARS OF SERVICE                       VESTING PERCENTAGE
     ----------------                       ------------------
     Less than 3 years                                    0   %
     3                                                  33 1/3%
     4                                                  66 2/3%
     5                                                  100   %


     c. ELIGIBILITY: Domestic employees who have completed at least one year of service and who have attained the age of twenty-one are eligible to participate in the Plan.

MATRIXX MARKETING INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   PLAN DESCRIPTION, CONTINUED:

     d. DISTRIBUTIONS AND TERMINATIONS: Distribution of a participant's vested account balance are made in one lump sum payment to the participant, or their beneficiary, upon the attainment of age sixty-five, termination of employment, permanent disability or death. Participants may apply for hardship withdrawals, subject to approval by the Plan Committee. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the plan. Forfeited amounts related to terminated employees who were not fully vested when they left the Company are included in the accompanying financial statements as distributions.

          While the Company has not expressed any intent to do so, it reserves the right to suspend or eliminate contributions to the Plan or terminate the Plan without the consent of any participant. Should the Plan be terminated, the interests of all participants would become 100% vested and subject to distribution under the provisions of the plan.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     a. BASIS OF ACCOUNTING: The Plan uses the accrual method of accounting. Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date.

     b. INVESTMENTS AND INVESTMENT VALUATION: Participants are permitted to direct the investment of their pre-tax salary deferral into the following investment programs approved by the Plan Committee: CBI Shares Fund, various T. Rowe Price mutual funds (the Stable Value Fund, International Stock Fund, U.S. Treasury Money Fund, Equity Income Fund, Capital Appreciation Fund, Spectrum Growth Fund, Spectrum Income Fund, Government National Mortgage Association (G.N.M.A.) Fund, New Income Fund, New Horizon Fund, Science and Technology Fund) and funds investing directly in common stock. Investments in the New Income Fund, New Horizon Fund, Science and Technology Fund, and funds investing directly in common stock other than CBI's shares are included in Other Funds in the accompanying financial statements as they individually represent less than 5% of net assets available for benefits. Company contributions are invested in the CBI Shares Fund.

          Plan investments, other than the Stable Value Fund, are valued at the fair market value, based upon quoted market prices as of the last business day of the year. The Stable Value Fund is a pooled fund investing in guaranteed insurance contracts. All investment contracts held by the Stable Value Fund are fully benefit responsive and, accordingly, are stated at their contract value.

MATRIXX MARKETING INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     b. INVESTMENTS AND INVESTMENT VALUATION, CONTINUED:The fund consists of over 70 separate contracts. The method and frequency of determining interest rate resets varies by contract. The average yield for the fund for the plan years 1997 and 1996 was 6.21% and 6.09%, respectively. The interest rate at December 31, 1997 and 1996 was 6.26% and 6.13%, respectively.

          The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of the investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     c. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Plan Benefits as of the date of the Plan's financial statements and the reported changes in Net Assets Available for Plan Benefits during the reporting period. Actual results could differ from these estimates.


3.   TAX STATUS:

     The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its latest determination letter on June 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

MATRIXX MARKETING INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.   PLAN AMENDMENTS:

     The following Plan amendments were effective beginning in 1997:

          1. Effective January 1, 1997, only pre-tax participant contributions will be accepted by the Trust.

          2. Effective January 1, 1997, the Company increased the authorized participant contribution from (1% to 10%) to (1% to 15%) of the participant's eligible compensation.

          3. Effective January 1, 1998, the Company will make "matching" contributions of the lesser of 40% of the before-tax contributions of the participant or 2.4% of a participant's covered compensation.

          4. Effective January 1, 1998 any forteitures of the Plan will be used to reduce contributions otherwise required to be made by the Company.

          5. Effective January 1, 1998, participant accounts that are in excess of $5,000 and vested will not be distributed to the participant before they attain age 65 without the written consent of the participant.

MATRIXX MARKETING INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

5.   INVESTMENTS:

The interest of all employees in each type of investment of the Plan on December 31, 1997 and 1996, is represented by shares. The number and value of shares were:



                                                           December 31, 1997             December 31, 1996
                                                        ---------------------------   -------------------------
                                                                         Value                          Value
                                                         Number of        per          Number of         per
                                                          Shares         Share           Shares         Share
                                                        -----------  ----------       ------------   ----------
     Cincinnati Bell Inc. Shares Fund                     388,578    $   31.00           347,588 *   $  30.81 *
     T. Rowe Price Stable Value Fund                    1,725,749         1.00         1,799,308         1.00
     T. Rowe Price International Stock Fund                48,512        13.42            36,526        13.80
     T. Rowe Price U.S. Treasury Money Fund               983,519         1.00         1,540,432         1.00
     T. Rowe Price G.N.M.A. Fund                           16,718         9.58            18,142         9.37
     T. Rowe Price Equity Income Fund                     218,661        26.07           152,534        22.54
     T. Rowe Price Capital Appreciation Fund               43,437        14.71            28,114        14.47
     T. Rowe Price Spectrum Income Fund                   146,887        15.93           100,164        11.20
     T. Rowe Price Spectrum Growth Fund                   104,595        11.66           126,060        15.13


     *Reflects a 2:1 stock split which occurred in May 1997.

     At December 31, 1997, the number of participants with balances by investment fund were:


        Cincinnati Bell Inc. Shares Fund                        3,796
        T. Rowe Price Stable Value Fund                           702
        T. Rowe Price International Stock Fund                    439
        T. Rowe Price U.S. Treasury Money Fund                    547
        T. Rowe Price G.N.M.A. Fund                               273
        T. Rowe Price Equity Income Fund                        1,064
        T. Rowe Price Capital Appreciation Fund                   453
        T. Rowe Price Spectrum Income Fund                        915
        T. Rowe Price Spectrum Growth Fund                        677
        Other funds                                             1,606


MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1997


                                                                               Number of
                                                                               Shares/or
                                                                               Principal                                   Market
            Name of Issuer/and Type of Issue                                     Amount                Cost                 Value
                                                                              -------------      -------------        --------------
 Cincinnati Bell Inc. Common Shares**+                                             388,578       $   7,036,589        $   12,046,002

 T. Rowe Price Stable Value Fund*+ Total T. Rowe Price Managed GIC Fund          1,725,749           1,725,749             1,725,749

 T. Rowe Price International Stock Fund                                             48,512             641,021               651,038

 T. Rowe Price U.S. Treasury Stock Fund                                            983,519             983,519               983,519

 T. Rowe Price G.N.M.A. Fund                                                        16,718             171,976               160,156

 T. Rowe Price Equity Income Fund+                                                 218,661           4,674,345             5,700,502

 T. Rowe Price Capital Appreciation Fund                                            43,437             631,340               638,956

 T. Rowe Price Spectrum Income Fund                                                104,595           1,132,092             1,219,577

 T. Rowe Price Spectrum Growth Fund+                                               146,887           2,024,317             2,339,911

 Other funds                                                                                         1,040,582             1,851,252

 Participant loans++                                                                                         0             1,129,649
                                                                                                 -------------        --------------

        Total                                                                                    $  20,061,530        $   28,446,311
                                                                                                 -------------        --------------
                                                                                                 -------------        --------------


* DURING 1997, THE COMPOSITE EFFECTIVE INTEREST RATE EARNED UNDER THESE CONTRACTS WAS APPROXIMATELY 6.21% THE CREDITED INTEREST RATES ON THESE CONTRACTS RANGED FROM 4.77% TO 9.875% AS OF DECEMBER 31, 1997. THE RATE AT WHICH INTEREST WILL BE CREDITED IN FUTURE YEARS MAY BE EITHER HIGHER OR LOWER.

**   PARTY-IN-INTEREST TO THE PLAN.

+ INVESTMENT REPRESENTS FIVE PERCENT OR MORE OF THE NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997.

++ DURING 1997, THE INTEREST RATE CHARGED ON THESE LOANS RANGED FROM 8.25% TO 8.5%.

MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN
ITEM 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    Number of     Purchase       Number of      Selling
           Description of Asset                     Purchases       Price          Sales         Price        Net Gain
 ------------------------------------------------   ----------   -----------     ----------   -----------    ----------
 Cincinnati Bell Inc. Common Shares Stock Fund             70    $ 1,257,749           143    $ 2,024,754    $ 767,005
 Equity Income Fund                                        94    $ 2,334,045           111    $   603,570    $ 140,770


                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan Committee has duly Caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



MATRIXX MARKETING INC.
PROFIT SHARING/401(k) PLAN



By /s/ Karen R. Bowman
   --------------------------------
   Karen R. Bowman



June 21, 1998